Condensed

Interim

Consolidated

Financial

Statements

THREE MONTHS ended MARCH 31, 2026 and 2025

Exhibit 99.2

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - expressed in thousands of Canadian dollars)

	Note	March 31, 2026	December 31, 2025
ASSETS

Current
Cash and cash equivalents		$25,551	$121,889
Marketable securities		17,800	29,667
Receivables		6,641	5,505
Other		4,323	1,931
		54,315	158,992

Prepaid expenses and deposits		27,017	25,287
Exploration and evaluation interests		16,809	16,763
Mineral property, plant and equipment	5	1,033,809	559,573
Other	6	—	9,576

Total assets		$1,131,950	$770,191

LIABILITIES

Current
Accounts payable and accrued liabilities	10	$92,036	$70,057
Current portion of lease liabilities		16,461	15,751
Other		2,420	1,662
		110,917	87,470

Lease liabilities		48,492	47,333
Gold Stream derivative liability	6	476,291	421,902
NSR Royalty liability	7	110,004	—
Additional NSR Royalty Option liability	7	146,185	—
Provision for closure and reclamation		51,384	46,227
Deferred tax liability		3,462	3,462
Other		4,894	4,673

Total liabilities		951,629	611,067

SHAREHOLDERS’ EQUITY

Capital stock		908,833	903,045
Reserves		185,895	66,029
Deficit		(914,407)	(809,950)

Total shareholders’ equity		180,321	159,124

Total liabilities and shareholders’ equity		$1,131,950	$770,191

COMMITMENTS (NOTE 4)

CONTINGENCIES (NOTE 11)

SUBSEQUENT EVENTS (NOTE 6, 8 AND 12)

On behalf of the Board of Directors:

signed "Craig Parry"	signed "Suki Gill"
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Consolidated 2025 Financial Statements	2

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited - expressed in thousands of Canadian dollars, except share and per share amounts)

		Three months ended	Three months ended
	Note	March 31, 2026	March 31, 2025
General and administration expenses
Administrative compensation	10	$2,472	$1,643
Communications		457	491
Community relations and environmental		2,989	—
Depreciation	5	205	205
Office, insurance and general		1,221	1,132
Professional fees and consulting	10	1,607	1,256
Share-based payments	8,10	11,857	4,196
		20,808	8,923

Accretion of provision for closure and reclamation		215	144
Change in fair value of Gold Stream derivative liability	6	54,389	30,210
Exploration and evaluation		882	1,570
Flow-through share premium recovery		—	(6,466)
Foreign exchange loss		268	—
Gain on sale of exploration and evaluation interests		—	(3,216)
Impairment of other assets	6	10,784	—
Interest and finance fee expense		5,749	902
Interest income		(487)	(664)
Loss on marketable securities		11,867	1,290
Other		(18)	807
Loss before income tax		104,457	33,500
Deferred tax expense		—	4,748
Loss and comprehensive loss for the period		$104,457	$38,248

Loss per share – basic and diluted		$(0.86)	$(0.36)

Weighted average number of common shares outstanding – basic and diluted		121,593,641	106,255,805

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Consolidated 2025 Financial Statements	3

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited - expressed in thousands of Canadian dollars, except shares)

						Total
	Capital Stock		Commitment to	Reserves		Shareholders’
	(Note 8)		Issue Shares	(Note 8)	Deficit	Equity
	Shares	Amount
Balance, December 31, 2024	107,623,077	$670,126	$250	$47,346	$(627,109)	$90,613
Bought deal offering	5,520,000	88,347	—	—	—	88,347
Exercise of options	368,285	3,530	—	(1,166)	—	2,364
Vesting of restricted share units	435,292	3,087	—	(3,087)	—	—
Vesting of performance share units	385,004	2,325	—	(2,325)	—	—
Share issue costs	—	(5,491)	—	—	—	(5,491)
Flow-through share premium	—	(7,203)	—	—	—	(7,203)
Share-based payments	—	—	—	5,094	—	5,094
Loss for the period	—	—	—	—	(38,248)	(38,248)
Balance, March 31, 2025	114,331,658	754,721	250	45,862	(665,357)	135,476

Balance, December 31, 2025	121,300,287	$903,045	$—	$66,029	$(809,950)	$159,124
Exercise of options	298,944	5,142	—	(2,019)	—	3,123
Vesting of restricted share units	111,882	387	—	(387)	—	—
Vesting of performance share units	29,182	176	—	(176)	—	—
Share issue cost recovery	—	83	—	—	—	83
Equity component of Additional NSR Royalty Option (Note 7)	—	—	—	108,575	—	108,575
Share-based payments	—	—	—	13,873	—	13,873
Loss for the period	—	—	—	—	(104,457)	(104,457)
Balance, March 31, 2026	121,740,295	$908,833	$—	$185,895	$(914,407)	$180,321

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Consolidated 2025 Financial Statements	4

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - expressed in thousands of Canadian dollars)

		Three months ended	Three months ended
	Note	March 31, 2026	March 31, 2025
OPERATING ACTIVITIES
Loss for the period		$(104,457)	$(38,248)
Adjusted for
Accretion of provision for closure and reclamation		215	144
Change in fair value of Gold Stream derivative liability	6	54,389	30,210
Deferred tax expense		—	4,748
Depreciation	5	253	420
Flow-through share premium recovery		—	(6,466)
Gain on sale of exploration and evaluation assets		—	(3,216)
Impairment of other assets	6	10,784	—
Interest and finance fee expense		5,749	902
Loss on marketable securities		11,867	1,290
Share-based payments	8	12,106	4,368
Unrealized foreign exchange loss (gain)		271	(186)
Other		(2)	805
Changes in non-cash operating working capital
Receivables		(1,136)	733
Other		102	(495)
Accounts payable and accrued liabilities		(5,319)	(32,023)
Net cash used in operating activities		(15,178)	(37,014)

INVESTING ACTIVITIES
Purchase of marketable securities		—	(7,500)
Construction prepayments and deposits paid		(4,820)	(7,441)
Additions to mineral property, plant and equipment	5	(72,248)	(29,023)
Other		21	62
Net cash used in investing activities		(77,047)	(43,902)

FINANCING ACTIVITIES
Lease payments		(4,225)	(2,975)
Availability fees on Senior Secured Term Loan	6	(1,222)	—
Finance fee		(21)	(710)
Proceeds from bought deal financing		—	88,347
Proceeds from option exercises	8	3,123	2,364
Share issue costs		—	(5,079)
Share issue cost recovery		83	—
Other		(1,920)	(46)
Net cash provided by (used in) financing activities		(4,182)	81,901

Effect of foreign exchange rates on cash and cash equivalents		69	63

Change in cash and cash equivalents during the period		(96,338)	1,048
Cash and cash equivalents, beginning of the period		121,889	96,941

Cash and cash equivalents, end of the period		$25,551	$97,989

Cash and cash equivalents are comprised of:
Cash		$25,080	$97,517
Cash equivalents		471	472
Cash and cash equivalents		$25,551	$97,989

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (NOTE 9)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Consolidated 2025 Financial Statements	5

1.	Nature of Operations

Skeena Resources Limited (“Skeena” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada. The Company is a mining company in development stage focusing on the construction and development of the Eskay Creek project (“Eskay” or “Eskay Project”) in British Columbia. The Company’s corporate office is located at 2600 – 1133 Melville Street, Vancouver, British Columbia, V6E 4E5. The Company’s stock is trading on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange under the ticker symbol “SKE”, and on the German stock exchanges under the ticker symbol “RXF”.

On June 24, 2024, the Company entered into binding agreements with respect to a Project Financing Package for the development and construction of the Eskay Project. The Project Financing Package is comprised of private placements, a Gold Stream, and a Senior Secured Term Loan facility (Note 6).

On April 10, 2026, the Company completed an offering of US$750,000,000 aggregate principal amount of Senior Secured Notes, of which US$184,000,000 was used to repurchase 66.67% of the Gold Stream and US$94,208,000 was deposited in an interest reserve account, representing three semi-annual interest payments on the Senior Secured Notes (Note 12).

As long as the Company meets the conditions precedent to the Senior Secured Notes, the Company anticipates that proceeds from the Senior Secured Notes will be sufficient to fund its capital requirements up to the commencement of commercial production at Eskay, which Management currently anticipate will be in 2027. Should the Company not be able to draw the Senior Secured Notes, or in the event the Senior Secured Notes are insufficient to complete construction and commissioning of the mine, the Company will need to secure additional financing. In the longer term, the Company’s ability to continue as a going concern is dependent upon successful execution of its business plan, including bringing the Eskay Creek project to profitable operation.

2.	Basis of Presentation

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information and footnotes required for annual financial statements prepared using International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2025.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited annual consolidated financial statements as at and for the year ended December 31, 2025.

The Board of Directors approved these condensed interim consolidated financial statements for issuance on May 15, 2026.

Basis of measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value.

The condensed interim consolidated financial statements are presented in Canadian dollars, and tabular values are rounded to the nearest thousand.

Consolidated 2025 Financial Statements	6

2.	Basis of Presentation (continued)

Significant accounting estimates and judgments

The preparation of these condensed interim consolidated financial statements requires Management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the condensed interim consolidated financial statements and reported amounts of expenses during the reporting periods. Actual outcomes could differ from these estimates and judgments, which, by their nature, are uncertain. Significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2025, except for the following:

●	Valuation of the Net Smelter Return (“NSR”) Royalty liability and components of the Additional NSR Royalty Option

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. Management used judgment to select a method of valuation and made estimates of specific model inputs that are based on conditions existing at initial recognition. There is a high degree of estimation uncertainty associated with the inputs in the models used to value the NSR Royalty liability, Additional NSR Royalty Option and related liability component at initial recognition. Changes in assumptions or estimates used in determining the fair value of the financial instruments could impact the values attributed to the NSR Royalty liability and the components of the NSR Royalty Option in the statement of financial position.

3.	New Standards, Amendments and Interpretations

New standards and interpretations adopted in 2026

Amendments to IFRS 9: Financial Instruments and IFRS 7: Financial Instruments: Disclosures

The amendments to IFRS 9 and IFRS 7 are applicable for annual reporting periods beginning on or after January 1, 2026. There was no material impact on the Company’s condensed interim consolidated financial statements from the adoption of these amendments.

New standards and interpretations not yet adopted in 2026

IFRS 18: Presentation and Disclosure of Financial Statements

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”), to improve reporting of financial performance. IFRS 18 will replace IAS 1, Presentation of Financial Statements (“IAS 1”). IFRS 18 introduces specific structure for the income statement by requiring income and expenses to be presented in three defined categories of operating, investing, and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation, which apply to the primary financial statements and notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income (loss) and how these items are classified.

The standard is applicable for annual reporting periods beginning on or after January 1, 2027, with retrospective application required. The Company is currently evaluating the impact of the adoption of the standard.

Consolidated 2025 Financial Statements	7

4.	Financial Instruments and Risk Management

The carrying values of the Company’s financial instruments are as follows:

In $000s	Category	March 31, 2026	December 31, 2025
Cash and cash equivalents	Amortized cost	$25,551	$121,889
Marketable securities	Fair value through profit or loss	$17,800	$29,667
Receivables	Amortized cost	$555	$525
Deposits	Amortized cost	$6,796	$6,926
Accounts payable	Amortized cost	$62,926	$37,376
Gold Stream derivative liability	Fair value through profit or loss	$476,291	$421,902
NSR Royalty liability	Amortized cost	$110,004	$—
Additional NSR Royalty Option liability	Amortized cost	$146,185	$—
Other liabilities	Amortized cost	$7,314	$6,335

For financial assets and financial liabilities at amortized cost, the fair value at initial recognition is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. The fair value of the Company’s cash and cash equivalents, receivables, deposits, accounts payable and other liabilities approximate their carrying amounts due to the short-term maturities of these instruments and/or the rate of interest being received or charged.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Valuation techniques using inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – Valuation techniques using inputs for the asset or liability that are not based on observable market data.

The carrying value of the Company’s marketable securities is based on the quoted market price of the shares in the publicly traded company to which the investment relates (Level 1).

The fair value of the Gold Stream derivative liability relates to the gold stream (Note 6) and is based on a number of factors, including the Company's forecasts of the Eskay Creek project completion date and gold production schedule, gold prices including their volatility, and the anticipated credit spread of the Company (Level 3).  The fair value of the Gold Stream is calculated using the Monte-Carlo simulation as the value of the Gold Stream is linked to the gold price and the Company has an option to reduce the gold stream percentage. The following assumptions were utilized:

	March 31, 2026	December 31, 2025
Gold spot price (USD per ounce)	$4,554	$4,308
Gold price implied volatility[1]	22.13%	21.03%
Credit spread of the Company	16.34%	15.94%

(1)	Estimate based on a Chicago Mercantile Exchange (CME) gold traded option with the closest maturity to the Gold Stream.

There were no changes in the levels of the fair value hierarchy during the three months ended March 31, 2026.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Consolidated 2025 Financial Statements	8

4.	Financial Instruments and Risk Management (continued)

Credit risk

Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its cash and cash equivalents, receivables and deposits totaling $32,902,000 (December 31, 2025 – $129,340,000). The Company limits its exposure to credit risk by dealing with high credit quality counterparties. The Company's cash and cash equivalents are primarily held at large credit worthy Canadian financial institutions. The Company’s deposits are primarily held by large and reputable vendors.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, currency risk and other price risk.

●	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk with respect to interest earned on cash and cash equivalents. Based on the balances of cash and cash equivalents at March 31, 2026, a 1% increase (decrease) in interest rates at March 31, 2026 would have decreased (increased) net loss before tax by $48,000. The Company is also exposed to credit spread risk on the Gold Stream derivative liability, being the risk that the fair value of the financial instrument will fluctuate because of changes in the Company's credit spread. An increase of 100 basis points in credit spread at March 31, 2026 would have decreased net loss before tax by $11,215,000. Conversely, a decrease of 100 basis points would have increased net loss before tax by $10,405,000. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

●	Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the Canadian dollar. The carrying amounts of financial assets and liabilities denominated in currencies other than the Canadian dollar are subject to fluctuations in the underlying foreign currency exchange rates and gains and losses on such items are included as a component of net loss for the period. At March 31, 2026, the Company has US$4,166,000 of cash and cash equivalents, US$1,105,000 in accounts payable and US$341,920,000 in Gold Stream derivative liability. Based on balances of these instruments and commitments at March 31, 2026, a 1% increase (decrease) in foreign exchange rates at March 31, 2026 would have increased (decreased) net loss before tax by $4,720,000. The Company does not use derivative instruments to reduce its exposure to foreign exchange risk.

●	Other price risk

Other price risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because of changes in market prices, other than interest rate risk or currency risk. At March 31, 2026, the Company held investments in marketable securities which are measured at fair value. The fair values of investments in marketable securities are based on the closing share price of the securities at the reporting date. A 10% decrease in the share price of the Company’s marketable securities at March 31, 2026 would have resulted in a $1,780,000 decrease to the carrying value of the Company’s marketable securities and an increase of the same amount to the Company’s unrealized loss on marketable securities. The Company is also exposed to gold price risk on the Gold Stream derivative liability, being the risk that the fair value of future cash flows of the financial instrument will fluctuate because of changes in market gold prices. A 5% increase in the forward gold price curve at March 31, 2026 would have increased net loss before tax by $11,012,000. Conversely, a 5% decrease would have decreased net loss before tax by $11,012,000. The Company does not use derivative instruments to reduce its exposure to gold price risk.

Consolidated 2025 Financial Statements	9

4.	Financial Instruments and Risk Management (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient cash to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The undiscounted financial liabilities and commitments as of March 31, 2026 will mature as follows:

	Less than			Greater than
In $000s	1 year		1-5 years	5 years	Total
Accounts payable	$62,926		$—	$—	$62,926
Reclamation and mine closure	72		419	90,605	91,096
Leases	21,920		110,271	8,717	140,908
NSR Royalty liability	40,000	[1]	95,627	144,490	280,117
Other liabilities	2,835		5,289	—	8,124
Contractual obligations[2]	163,271		17,540	7,875	188,686
Total	$291,024		$229,146	$251,687	$771,857
(1)	Pertains to prepayments of NSR Royalty liability.
(2)	Certain contractual commitments may contain cancellation clauses. However, the Company discloses its commitments based on management’s intent to fulfill the contracts.

The Company’s gold production from the Eskay Project is subject to the terms of the Gold Stream.

5.	Mineral Property, Plant and Equipment

In $000s	Mineral Property	Construction-In-Progress	Vehicles and Equipment	Camp	Right-of-Use Assets	Other	Total
Cost
Balance, December 31, 2024	$57,063	$46,942	$10,665	$21,164	$19,962	$2,710	$158,506
Additions	95,360	275,191	3,845	—	59,837	—	434,233
Write-down	—	—	(13)	—	—	—	(13)
Derecognition	—	—	—	—	(7,462)	—	(7,462)
Balance, December 31, 2025	$152,423	$322,133	$14,497	$21,164	$72,337	$2,710	$585,264
Additions	393,689	78,455	2,692	—	4,094	—	478,930
Balance, March 31, 2026	$546,112	$400,588	$17,189	$21,164	$76,431	$2,710	$1,064,194
Accumulated depreciation
Balance, December 31, 2024	$—	$—	$2,122	$4,615	$7,316	$233	$14,286
Depreciation	—	—	2,358	1,411	12,110	193	16,072
Write-down	—	—	(11)	—	—	—	(11)
Derecognition	—	—	—	—	(4,656)	—	(4,656)
Balance, December 31, 2025	$—	$—	$4,469	$6,026	$14,770	$426	$25,691
Depreciation	—	—	619	586	3,441	48	4,694
Balance, March 31, 2026	$—	$—	$5,088	$6,612	$18,211	$474	$30,385
Carrying value
Balance, December 31, 2025	$152,423	$322,133	$10,028	$15,138	$57,567	$2,284	$559,573
Balance, March 31, 2026	$546,112	$400,588	$12,101	$14,552	$58,220	$2,236	$1,033,809

Consolidated 2025 Financial Statements	10

5.	Mineral Property, Plant and Equipment (continued)

The Eskay Project, located in the Golden Triangle of British Columbia, is subject to various NSR royalties between 4% to 5.5%.

The additions to mineral property during the three months ended March 31, 2026 include the increase on estimate of closure and reclamation of $4,896,000, initial recognition of NSR Royalty liability of $116,474,000 and subsequent decrease on estimate of $8,699,000 (Note 7), initial recognition of Additional NSR Royalty Option of $266,950,000 and subsequent decrease on estimate of the liability component of $15,163,000 (Note 7), share-based payments of $553,000, and interest expense on lease and other liabilities of $1,578,000.

The additions to construction-in-progress during the three months ended March 31, 2026 include share-based payments of $1,214,000.

Total depreciation recognized during the three months ended March 31, 2026 of $4,694,000 includes $3,559,000 and $885,000 that were capitalized to mineral property and construction-in-progress, respectively, $205,000 in general and administration expense and $45,000 in exploration and evaluation expense.

During the three months ended March 31, 2026, the Company entered into various vehicle and equipment leases and loan financing in connection with the development of Eskay Project, resulting in additions to right-of-use assets and vehicles and equipment of $4,094,000 and $2,692,000, respectively.

6.	Project Financing Package

On June 24, 2024, the Company entered into binding agreements with Orion with respect to a Project Financing Package for the development and construction of Eskay. The Project Financing Package is comprised of private placements that closed on June 24, 2024, a Gold Stream, and a Senior Secured Term Loan facility of US$350,000,000 which was terminated on April 10, 2026. No draws were made on the Senior Secured Term Loan facility as of March 31, 2026.  The significant terms of the components of the Gold Stream are outlined below.

Gold Stream

●	Deposit: Total deposit of US$200,000,000 (the “Deposit”) in a series of five deposits, which the Company fully received as of December 31, 2025.
●	Area of interest: The area of interest for the Gold Stream is constrained to 500 meters around the existing Eskay mineral reserves and resources;
●	Deliveries: 10.55% of the payable gold production from Eskay (“Stream Percentage”) for the life of the mine, provided that the completion test (as defined in the agreement) is successfully achieved on or before September 30, 2027. If the completion test was not satisfied by September 30, 2027, Stream Percentage would increase to 10.70%, 10.85% and 11.00% if completion is achieved in the first, second or third calendar quarters following September 30, 2027, respectively, and to 11.40% for the remaining calendar quarters until satisfaction of the completion test;
●	Purchase price of each Eskay gold ounce sold and delivered: Until the Deposit has been reduced to $nil, the purchase price payable is (i) a cash payment of 10% of the gold market price on LBMA three days prior to delivery; and (ii) the difference between the gold market price and the cash payment received is credited to the Deposit. Once the Deposit has been reduced to $nil, the purchase price payable is a cash payment of 10% of the gold market price on LBMA three days prior to delivery;
●	Buy-down option: For a period of 12 months following the project completion date (as defined in the agreement), the Company may, at any time, reduce the Stream Percentage by 66.67% by repaying the proportional Deposit plus an imputed 18% internal rate of return (“IRR”);

Consolidated 2025 Financial Statements	11

6.	Project Financing Package (continued)

Gold Stream (continued)

●	Additional deposit: Following receipt of the full amount of the Deposit and the fourth advance of the Senior Secured Term Loan, the Company will have the option to draw an additional deposit amount of US$25,000,000 to US$100,000,000. The additional deposit will be subject to an availability fee equal to 1% per annum of any undrawn portion, payable quarterly, and a 2% fee payable at the time of payment of the additional deposit;
●	Term: 20 years (“Initial Term”), which will be extended for successive 10-year periods (“Additional Term”). If there have been no active mining operations on Eskay during the final 10 years of Initial Term or throughout such Additional Term, the gold stream agreement will terminate at the end of the Initial Term or such Additional Term;
●	Financial covenants:
o	Following a grace period after achieving the completion test and continuing until the Security Release Date[1], the Company shall maintain a debt service coverage ratio (as defined in the agreement) of no less than 1.25:1 for the six-month period ending on the last date of each quarter; and
o	Until the Security Release Date, following the full drawdown or cancellation of the commitments under the Senior Secured Term Loan and the additional deposit, the Company shall maintain at all times unrestricted cash and cash equivalents of at least $25,000,000;
●	Security: General security and share pledge agreements in favour of Orion from the Company.

On March 31, 2026, the Company entered into an amending agreement to exercise the buy-down option for US$184,000,000 (Note 12) and cancel the option to draw an additional deposit.

The Gold Stream is accounted for as a derivative instrument measured at fair value through profit and loss. Below is a reconciliation of the Gold Stream derivative liability for the three months ended March 31, 2026:

In $000s
Balance, December 31, 2024	$63,886
Proceeds from Gold Stream (US$150,000)	206,876
Change in fair value of derivative liability	151,140
Balance, December 31, 2025	421,902
Change in fair value of derivative liability	54,389
Balance, March 31, 2026	$476,291

Availability fee

During the three months ended March 31, 2026, the Company incurred an availability fee of $1,568,000, of which $1,225,000 relates to the Senior Secured Term Loan and was capitalized to Other non-current assets, and $343,000 relates to the Gold Stream additional deposit and is recognized as finance fee expense.

As the Senior Secured Term Loan facility was terminated on April 10, 2026, the Company recognized an impairment loss of $10,784,000 during the three months ended March 31, 2026 relating to transaction costs and availability fees associated with the Senior Secured Term Loan that were previously capitalized as Other non-current assets.

1 The Security Release Date is the later of: (a) Orion yielding an imputed 13% IRR on the Deposit; and (b) the earlier of the date on which (i) the Senior Secured Term Loan is repaid in full or (ii) Orion is no longer the lender under the Senior Secured Term Loan.

Consolidated 2025 Financial Statements	12

7.	NSR Royalty Liabilities

During the three months ended March 31, 2026, the Company completed an agreement under which certain third parties were granted a 1% NSR royalty (the “NSR Royalty”) on the Eskay Project in exchange for certain rights granted for the duration of the Project. The NSR Royalty is subject to a minimum paid value of $100,000,000 and is capped at the first 5,000,000 gold equivalent ounces sold. In addition, the Company granted the right to elect to receive one of the following (the “Additional NSR Royalty Option”):

●	An additional 1.5% NSR royalty from the Eskay Project;
●	2,900,001 common shares of the Company;
●	966,667 common shares of the Company and an additional 1.0% NSR royalty; or
●	1,933,334 common shares of the Company and an additional 0.5% NSR royalty.

This election must be made within 15 months of Eskay mill having attained 90% of designed throughput production capacity for a continuous period of 60 days. The Additional NSR Royalty Option is also capped at the first 5,000,000 gold equivalent ounces sold.

The Company is also subject to certain ongoing additional financial commitments to be negotiated and agreed to by the parties over the duration of the Project.

The NSR Royalty is accounted for as a financial liability measured at amortized cost. Below is a reconciliation of the NSR Royalty liability for the three months ended March 31, 2026:

In $000s
Balance, December 31, 2025	$—
Fair value of liability at inception	116,474
Change in estimate	(8,699)
Accretion	2,229
Balance, March 31, 2026	$110,004

The Additional NSR Royalty Option is accounted for as a compound instrument that includes liability and equity components. The option to receive an additional NSR royalty, valued at $266,950,000, is accounted for as a financial liability measured at amortized cost. The option to receive common shares of the Company, valued at $108,575,000, is accounted for as equity and recorded in Reserves. Below is a reconciliation of the Additional NSR Royalty Option liability for the three months ended March 31, 2026:

In $000s
Balance, December 31, 2025	$—
Fair value of liability at inception	158,375
Change in estimate	(15,163)
Accretion	2,973
Balance, March 31, 2026	$146,185

The fair values of the NSR Royalty and Additional NSR Royalty Option at initial recognition were calculated using a Monte-Carlo simulation and are based on a number of factors, including the Company’s forecast of the Eskay Creek project completion date, gold and silver production schedule, gold and silver prices including their volatility, and the credit spread of the Company. Changes to the estimates of the amount and timing of payments at each reporting period are affected primarily by gold and silver prices.

Consolidated 2025 Financial Statements	13

8.	Capital Stock and Reserves

Authorized – unlimited number of voting common shares without par value.

Share-based payments

Stock options

The stock options have a maximum expiration period of 5 years from the grant date. The Company determines the fair value of the stock options granted using the Black-Scholes option pricing model.

Restricted share units and performance share units

Upon each vesting date, participants will receive, at the sole discretion of the Board of Directors: (a) common shares equal to the number of restricted share units (“RSUs”) or performance share units (“PSUs”) that vested; (b) cash payment equal to the 5-day volume weighted average trading price of common shares; or (c) a combination of (a) and (b). For RSUs classified as equity settled share-based payments, the Company determines the fair value of the RSUs granted using the Company’s share price on grant date. For PSUs granted during the period, the fair values were determined using the Company’s share price on grant date.

Deferred share units

The deferred share units (“DSUs”) are granted to independent members of the Board of Directors. The DSUs vest immediately and have all of the rights and restrictions that are applicable to RSUs, except that the DSUs may not be redeemed until the participant has ceased to hold all offices, employment and directorships with the Company. For DSUs classified as equity settled share-based payments, the Company determines the fair value of the DSUs granted using the Company’s share price on grant date.

Stock option, RSU, PSU and DSU transactions are summarized as follows:

	Stock Options		RSUs	PSUs	DSUs
		Weighted
		Average
	Number	Exercise Price	Number	Number	Number
Outstanding, December 31, 2024	7,018,770	$9.28	1,011,124	901,600	250,237
Granted	1,178,908	$16.01	386,600	1,200,000	67,590
Exercised	(1,179,617)	$8.17	(583,860)	(385,004)	—
Cancelled	(216,134)	$8.79	(75,693)	(5,200)	—
Outstanding, December 31, 2025	6,801,927	$10.66	738,171	1,711,396	317,827
Granted	468,232	$32.60	40,107	1,029,507	23,005
Exercised	(388,527)	$11.17	(47,992)	(29,182)	—
Cancelled	(54,150)	$13.29	(3,116)	—	—
Balance, March 31, 2026	6,827,482	$12.11	727,170	2,711,721	340,832
Exercisable, March 31, 2026	3,936,777	$10.76	—	—	—

Consolidated 2025 Financial Statements	14

8.	Capital Stock and Reserves (continued)

Share-based payments (continued)

On January 1, 2026, the Company granted 458,232 stock options, 40,107 RSUs, 79,507 PSUs and 23,005 DSUs to various directors, officers, employees and consultants of the Company. One third of the stock options, RSUs and PSUs vest on October 1, 2026, July 1, 2027 and April 1, 2028. Certain stock options and PSUs are subject to accelerated vesting upon achievement of Company milestones. The Company also granted 10,000 stock options to an employee of the Company, with one third of the stock options vesting at each anniversary of the grant date. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $32.60 per common share.

On February 9, 2026, the Company granted 950,000 PSUs to officers of the Company, vesting upon achievement of a Company milestone.

On April 22, 2026, the Company also granted 437,378 stock options and 170,000 PSUs to various employees and consultants of the Company, vesting upon achievement of Company milestones.  The Company also granted 1,000 stock options to an employee of the Company, with one third of the stock options vesting at each anniversary date. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $44.42 per share. The Company also granted 2,746 DSUs to various directors in settlement of accrued directors’ fees.

The weighted average share price at the date of exercise of the stock options was $42.44 during the three months ended March 31, 2026 (2025 – $14.22).

As of March 31, 2026, stock options, RSUs, and PSUs outstanding and exercisable were as follows:

			Weighted Average
	Exercise Price		Remaining Life
	($/Share)	Outstanding	(Years)	Exercisable
Stock options	1.00 - 10.00	2,934,418	3.04	1,292,528
	10.01 - 20.00	3,307,505	1.23	2,644,249
	20.01 - 30.00	90,000	4.56	—
	30.01 - 40.00	495,559	4.76	—
		6,827,482	2.31	3,936,777

RSUs		727,170	0.48	—

PSUs		2,711,721	0.74	—

Consolidated 2025 Financial Statements	15

8.	Capital Stock and Reserves (continued)

Share-based payments (continued)

Share-based payments during the three months ended March 31, 2026 and 2025 consist of:

In $000s	2026	2025
Stock options	$4,042	$1,212
RSUs	2,170	346
PSUs	6,911	2,884
DSUs	750	555
	$13,873	$4,997

Recorded in mineral property, plant and equipment	$1,767	$629
Recorded in exploration and evaluation expense	249	172
Recorded in general and administrative expense	11,857	4,196
	$13,873	$4,997

The weighted average fair value per unit of the Company's stock options and share units granted during the three months ended March 31, 2026 and 2025 were as follows:

	2026	2025
Stock options	$13.76	$6.04
RSUs	$15.92	$14.65
PSUs	$42.14	$16.45
DSUs	$32.60	$14.42

The weighted average inputs used to determine the fair value of the Company’s stock options granted during the three months ended March 31, 2026 and 2025 were as follows:

	2026	2025
Expected life (years)	3.5	3.5
Annualized volatility	55.29%	55.31%
Dividend rate	0.00%	0.00%
Risk-free interest rate	2.57%	2.61%

Consolidated 2025 Financial Statements	16

9.	Supplemental Disclosure with Respect to Cash Flows

Non-cash transactions during the three months ended March 31, 2026 and 2025 that were not presented elsewhere in the consolidated financial statements are as follows:

In $000s	2026	2025
Additions to mineral property, plant and equipment in accounts payable and accrued liabilities	$78,821	$21,868
Construction prepayments and deposits reclassified to mineral property, plant and equipment	$3,090	$191
Other assets in accounts payable and accrued liabilities	$2,499	$1,261
Share issue costs in accounts payable and accrued liabilities	$—	$518
Settlement of accrued directors' fees through issuance of DSUs	$—	$97

During the three months ended March 31, 2026 and 2025, the Company did not make any payments towards interest on long-term debt or income taxes.

10.	Related Party Transactions

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the three months ended March 31, 2026 and 2025 are as follows:

In $000s	2026	2025
Director remuneration	$136	$109
Officer & key management remuneration[1]	$1,118	$1,051
Share-based payments	$9,451	$3,898

(1)	Remuneration consists exclusively of salaries and bonuses for key management. These costs are components of administrative compensation and consulting categories in the consolidated statement of loss and comprehensive loss.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at March 31, 2026 is $677,000 (December 31, 2025 – $3,881,000) which is owed to key management personnel in relation to key management compensation noted above.

11.	Contingencies

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. While outcomes of these matters are uncertain, based on the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the period when such changes occur.

Consolidated 2025 Financial Statements	17

12.	Subsequent Event

On April 10, 2026, the Company has completed its offering of $1,036,761,000 (US$750,000,000) aggregate principal amount of Senior Secured Notes (the “Notes”). The Notes are non-callable for the first two years, mature on April 1, 2031, and bear interest of 8.50% per annum payable semi-annually. Proceeds from the Notes totalling $254,352,000 (US$184,000,000) were used to repurchase 66.67% of the Gold Stream, with $130,228,000 (US$94,208,000) deposited to an interest reserve account, representing three semi-annual interest payments on the Notes. The remaining $652,181,000 (US$471,792,000) will be used to support the remaining construction at Eskay through a reimbursement account, for general and administrative expenses, and for costs associated with the issuance of the Notes.

Consolidated 2025 Financial Statements	18